EXHIBIT 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business September 30, 2019, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$ 21,819
Interest-bearing balances		126,048
Securities:
Held-to-maturity securities		153,090
Available-for-sale securities		256,989
Equity Securities with readily determinable fair value not held for trading		88

Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		59
Securities purchased under agreements to resell		53,437
Loans and lease financing receivables:
Loans and leases held for sale		19,103
Loans and leases, net of unearned income	919,591
LESS: Allowance for loan and lease losses	9,447
Loans and leases, net of unearned income and allowance		910,144
Trading Assets		56,501
Premises and fixed assets (including capitalized leases)		11,921
Other real estate owned		424
Investments in unconsolidated subsidiaries and associated companies		12,970
Direct and indirect investments in real estate ventures		109
Intangible assets		35,577
Other assets		50,269

Total assets		$1,708,548

LIABILITIES
Deposits:
In domestic offices		$1,316,045
Noninterest-bearing	411,339
Interest-bearing	904,706
In foreign offices, Edge and Agreement subsidiaries, and IBFs		52,470
Noninterest-bearing	753
Interest-bearing	51,717
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		4,078
Securities sold under agreements to repurchase		4,992

Dollar Amounts In Millions

Trading liabilities	10,477
Other borrowed money
(Includes mortgage indebtedness and obligations under capitalized leases)	107,813
Subordinated notes and debentures	12,090
Other liabilities	32,695

Total liabilities	$1,540,660

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	114,628
Retained earnings	51,731
Accumulated other comprehensive income	689
Other equity capital components	0

Total bank equity capital	167,567
Noncontrolling (minority) interests in consolidated subsidiaries	321

Total equity capital	167,888

Total liabilities, and equity capital	$1,708,548

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry

Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

                             Directors

James H. Quigley

Theodore F. Craver, Jr.

Juan A. Pujadas